[HOGAN LOVELLS US LLP LETTERHEAD]

June 30, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 16, 2016

File No. 001-09553

Dear Mr. Spirgel:

On behalf of our client, CBS Corporation (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 16, 2016 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”), including the information incorporated by reference into Part III of the 2015 Form 10-K from the Company’s definitive proxy statement on Schedule 14A for its 2016 annual meeting of stockholders. The Company’s responses follow the sequentially numbered Comments copied in bold from the Staff’s letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Definitive Proxy Statement on Schedule 14A Incorporated by Reference Into Part III

Security Ownership of Certain Beneficial Owners and Management, page 15

1.	We note the existence and operations of a trust wholly-controlled by your founder and Chairman Emeritus, Mr. Sumner Redstone. It appears that this trust controls National Amusements, Inc. and thus has a controlling interest in CBS. Regulation S-K Item 403(c) requires registrants to describe any arrangements the operation of which may at a subsequent date result in a change in control of the registrant. Upon Mr. Redstone’s death, it appears that the trust will control the Company. In light of Mr. Redstone’s past overlapping management roles in both NAI and the Company, the change in control arrangements at NAI, particularly the impact of the trust on the future control of the Company, should be discussed pursuant to Item 403(c) of Regulation S-K.

In response to the Staff’s Comment, the Company undertakes to include, in future filings that require disclosure pursuant to Item 403(c) of Regulation S-K, disclosure substantially to the following effect in the footnote to the table set forth under “Security Ownership of Certain Beneficial Owners and Management” (such proposed new disclosure set forth below in italicized text, and the existing disclosure from the Company’s 2016 proxy statement set forth in regular text):

“Includes 30,010,899 shares of the Company’s Class A Common Stock and 9,243,800 shares of the Company’s Class B Common Stock that are owned by National Amusements and its wholly owned subsidiaries. Mr. Redstone is the beneficial owner of the controlling interest in National Amusements and, accordingly, beneficially owns all such shares. National Amusements is controlled by Mr. Redstone through the Sumner M. Redstone National Amusements Trust u/d/t dated 6/28/02 (the “SMR Trust”), which owns approximately 80% of the voting interest of National Amusements, and such voting interest of National Amusements held by the SMR Trust is voted solely by Mr. Redstone until his incapacity or death. The SMR Trust provides that in the event of Mr. Redstone’s death or incapacity, voting control of the National Amusements voting interest held by the SMR Trust will pass to seven trustees, who will include directors Shari Redstone and David R. Andelman; there can be no assurance that these arrangements will not be revised in the future or that the Company will be advised of any such revisions if they occur. Based on information received from National Amusements, some of the shares of the Company’s Class A and Class B Common Stock owned by its wholly owned subsidiaries are pledged to its lenders. National Amusements holds more than 50% of the Company’s Class A Common Stock directly, and these shares are not pledged.”

The Company respectfully notes that in its past proxy statement filings, the above disclosure was not provided as the Company does not consider the provisions of the Sumner M. Redstone National Amusements Trust u/d/t dated 6/28/02 (the “SMR Trust”) to be within the scope of “arrangements” contemplated by Item 403(c) of Regulation S-K. In the context of disclosures required by Section 13(d) of the Securities Exchange Act of 1934, the term “arrangements” generally refers to understandings among investors or between investors and other parties regarding mutual intentions with respect to actions relating to registered securities. The

Company respectfully submits that it does not believe that “arrangements” extends to Mr. Redstone’s estate planning documents underlying the SMR Trust.

To date the Company has relied, for purposes of its disclosure, on information set forth in statements filed with the Commission by Mr. Redstone and National Amusements pursuant to Section 13(d) of the Exchange Act in accordance with Instruction 3 to Item 403(c). Those filings do not reference the SMR Trust and, as noted in the Company’s response to the Staff’s second Comment below, no members of the Company’s current management are trustees of the SMR Trust. The disclosures requested by the Staff thus require the Company to describe the operation of provisions of estate planning documents (i) that are not described in Mr. Redstone’s or National Amusements’ Section 13(d) filings, and (ii) to which neither the Company nor any member of its management is a party. Because these documents may be revised or modified without notice to the Company, the Company’s proposed disclosure necessarily reflects those possibilities.

Related Person Transactions, page 18

2.	We note that Mr. Redstone’s controlling ownership in the Company held through NAI will be overseen by a trust whose membership reportedly includes current members of management. If true, these individuals should be identified.

In response to the Staff’s Comment and as noted in the Company’s response to Comment 1 above, the Company hereby respectfully advises the Staff that while the SMR Trust is administered by trustees (the SMR Trust does not have “members”), no members of the Company’s current management are trustees of the SMR Trust. Accordingly, no disclosure is proposed in response to this Comment.

***

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the Staff’s Comments.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (703) 610-6189.

Very truly yours,

/s/ Kevin K. Greenslade

Kevin K. Greenslade

cc:	Leslie Moonves, Chairman of the Board, President and Chief Executive Officer

Joseph R. Ianniello, Chief Operating Officer

Lawrence P. Tu, Senior Executive Vice President and Chief Legal Officer

Lawrence Liding, Executive Vice President, Controller and Chief Accounting Officer

[CBS CORPORATION LETTERHEAD]

June 30, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 16, 2016

File No. 001-09553

Dear Mr. Spirgel:

In connection with responding to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 16, 2016, CBS Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Kevin K. Greenslade of Hogan Lovells US LLP at (703) 610-6189.

Sincerely,

/s/ Lawrence P. Tu

Lawrence P. Tu
Senior Executive Vice President and Chief Legal Officer